Exhibit 12.1

AMERICREDIT CORP.

STATEMENT RE COMPUTATION OF RATIOS

(dollars in thousands)

	Years Ended June 30,
	2008		2007	2006	2005	2004
COMPUTATION OF EARNINGS:

Income before income taxes	$(92,179)		$532,067	$485,235	$452,399	$365,116

Fixed charges	833,382		686,358	425,180	269,146	261,137

	$741,203		$1,218,425	$910,415	$721,545	$626,253

COMPUTATION OF FIXED CHARGES:

Fixed charges: (a)
Interest expense (b)	$827,219		$680,825	$419,360	$264,276	$251,963

Implicit interest in rent	6,163		5,533	5,820	4,870	9,174

	$833,382		$686,358	$425,180	$269,146	$261,137

RATIO OF EARNINGS TO FIXED CHARGES	(c	)	1.8x	2.1x	2.7x	2.4x

(a)	For purposes of such computation, the term “fixed charges” represents interest expense, including amortization of debt issuance costs, and a portion of rentals representative of an implicit interest factor for such rentals.
(b)	For the year ended June 30, 2008, interest expense excludes $10.2 million of non-cash amortization of warrants.
(c)	As a result of the $212.6 million pre-tax write-off of goodwill, the amount of the coverage deficiency for the year ended June 30, 2008, was approximately $92.2 million.